Filed pursuant to Rule
424(b)(3)

Registration No. 333-261721
WESTERN ASSET HIGH INCOME FUND II INC.
SUPPLEMENT DATED AUGUST 1, 2024 TO
THE PROSPECTUS DATED MARCH 23, 2022

The following replaces the Financial Highlights in the prospectus:
For a share of capital stock outstanding throughout each year ended April 30:

2024 1	2023 1	2022 1	2021 1	2020 1
Net asset value, beginning of year	$4.74	$5.86	$7.15	$6.19	$7.31
Income (loss) from operations:
Net investment income	0.44	0.50	0.54	0.51	0.55
Net realized and unrealized gain (loss)	0.05	2	(0.98)	(1.24)	1.03	(1.11)

Total income (loss) from operations	0.49	(0.48)	(0.70)	1.54	(0.56)

Less distributions from:
Net investment income	(0.47)	(0.48)	(0.53)	(0.46)	(0.48)
Return of capital	(0.12)	(0.11)	(0.06)	(0.13)	(0.09)

Total distributions	(0.59)	(0.59)	(0.59)	(0.59)	(0.57)

Anti-dilutive impact of repurchase plan	—	—	—	—	0.01	3
Dilutive impact of rights offering	(0.15	) 4	(0.05	) 4	—	—	—
Anti-dilutive impact of tender offer	—	—	—	0.01	5	—
Net asset value, end of year	$4.49	$4.74	$5.86	$7.15	$6.19
Market price, end of year	$4.34	$4.79	$5.38	$7.09	$5.51

Total return, based on NAV 6,7	7.45%	(9.18)%	(10.66)%	25.68%	(8.11)%

Total return, based on Market Price 8	2.89%	0.04%	(17.20)%	40.48%	(10.02)%

Net assets, end of year (millions)	$405	$314	$345	$419	$521
Ratios to average net assets:
Gross expenses	3.70%	3.26%	1.66%	1.59%	2.57	% 9
Net expenses 10,11	3.70	3.26	1.66	1.59	2.55	9
Net investment income	9.39	9.70	7.87	7.37	7.76
Portfolio turnover rate	42%	123%	55%	50%	66%
Supplemental data:
Loan Outstanding, End of Year (000s)	$147,000	$106,000	$154,500	$158,000	$208,000
Asset Coverage Ratio for Loan Outstanding 12	375%	396%	324%	365%	351%
Asset Coverage, per $1,000 Principal Amount of Loan Outstanding 12	$3,752	$3,959	$3,236	$3,654	$3,506
Weighted Average Loan (000s)	$110,055	$136,284	$155,075	$178,800	$241,971
Weighted Average Interest Rate on Loan	6.07%	3.77%	0.89%	0.86%	2.58%

1	Per share amounts have been calculated using the average shares method.
2
Calculation of the net gain per share (both realized and unrealized) does not correlate to the aggregate realized and unrealized loss presented in the Statement of Operations due to the timing of the sales and repurchases of Fund shares in relation to fluctuating market values of the investments of the Fund.

3	The repurchase plan was completed at an average repurchase price of $4.91 for 917,344 shares and $4,506,248 for the year ended April 30, 2020.
4
The rights offering was completed at a price of $4.30 for 22,508,740 shares and $96,787,582 for the year ended April 30, 2024 and $5.17 for 6,001,836 shares and $31,029,492 for the year ended April 30, 2023 (Note 8).

5	The tender offer was completed at a price of $7.01 for 25,577,060 shares and $179,295,192 for the year ended April 30, 2021.
6
Performance figures may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results.

7	The total return calculation assumes that distributions are reinvested at NAV. Past performance is no guarantee of future results.
8	The total return calculation assumes that distributions are reinvested in accordance with the Fund’s dividend reinvestment plan. Past performance is no guarantee of future results.
9
Included in the expense ratios are certain
non-recurring
legal and transfer agent fees that were incurred by the Fund during the period. Without these fees, the gross and net expense ratios would have been 2.37% and 2.35%, respectively.

10	The manager has agreed to waive the Fund’s management fee to an extent sufficient to offset the net management fee payable in connection with any investment in an affiliated money market fund.
11	Reflects fee waivers and/or expense reimbursements.
12	Represents value of net assets plus the loan outstanding at the end of the period divided by the loan outstanding at the end of the period.

For a share of capital stock outstanding throughout each year ended April 30:

	2019 1		2018 1	2017 1	2016 1	2015 1
Net asset value, beginning of year	$7.39		$7.78	$7.12	$8.57	$9.47
Income (loss) from operations:
Net investment income	0.52		0.56	0.66	0.73	0.79
Net realized and unrealized gain (loss)	(0.06)		(0.37)	0.69	(1.36)	(0.86)

Total income (loss) from operations	0.46		0.19	1.35	(0.63)	(0.07)

Less distributions from:
Net investment income	(0.50)		(0.57)	(0.63)	(0.82)	(0.83)
Return of capital	(0.05)		(0.01)	(0.06)	—	—

Total distributions	(0.55)		(0.58)	(0.69)	(0.82)	(0.83)

Anti-dilutive impact of repurchase plan	0.01	2	—	—	—	—
Net asset value, end of year	$7.31		$7.39	$7.78	$7.12	$8.57
Market price, end of year	$6.69		$6.55	$7.42	$6.90	$8.15

Total return, based on NAV 3,4	6.77%		2.41%	19.76%	(7.12)%	(0.65)%

Total return, based on Market Price 5	11.29%		(4.15)%	18.36%	(4.40)%	(4.54)%

Net assets, end of year (millions)	$622		$637	$671	$614	$738
Ratios to average net assets:
Gross expenses	2.47%		1.97%	1.73%	1.59%	1.45%
Net expenses	2.45	6	1.97	1.73	1.59	1.45
Net investment income	7.31		7.26	8.72	9.78	8.90
Portfolio turnover rate	105%		91%	77%	65%	41%
Supplemental data:
Loan Outstanding, End of Year (000s)	$246,500		$235,000	$240,000	$240,000	$260,000
Asset Coverage Ratio for Loan Outstanding 7	352%		371%	380%	356%	384%
Asset Coverage, per $1,000 Principal Amount of Loan Outstanding 7	$3,524		$3,710	$3,796	$3,557	$3,840
Weighted Average Loan (000s)	$242,889		$239,548	$240,000	$241,803	$251,712
Weighted Average Interest Rate on Loan	3.08%		2.17%	1.41%	1.05%	0.91%

1	Per share amounts have been calculated using the average shares method.
2	The repurchase plan was completed at an average repurchase price of $5.98 for 1,047,640 shares and $6,268,230 for the year ended April 30, 2019.
3
Performance figures may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guarantee of future results.

4	The total return calculation assumes that distributions are reinvested at NAV. Past performance is no guarantee of future results.
5	The total return calculation assumes that distributions are reinvested in accordance with the Fund’s dividend reinvestment plan. Past performance is no guarantee of future results.
6	Reflects fee waivers and/or expense reimbursements.
7	Represents value of net assets plus the loan outstanding at the end of the period divided by the loan outstanding at the end of the period.